UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 31, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 31, 2007, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing election of John R. Elliot to its Board of Directors. Mr. Elliot is the owner and president of AMFM, Inc., which operates skilled nursing facilities throughout West Virginia.

Mr. Elliot's compensation for his service as a director will be consistent with that of the Registrant's other non-employee directors, as more fully described in the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on March 24, 2006 and the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

City National Bank of West Virginia, a Company affiliate, also elected Mr. Elliot to its Board of Directors at their meeting held on January 31, 2007.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued January 31, 2007

Signatures

   Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>February 1, 2007</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 31, 2007

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

**City Holding Company Elects John R. Elliot to Board of Directors**

Charleston, West Virginia - City Holding Company, "the Company" (NASDAQ:CHCO), has elected John R. Elliot, age 61, to its board of directors, increasing the number of directors of the Company from 16 to 17. Elliot, owner and president of AMFM, Inc., which operates skilled nursing facilities throughout West Virginia, was unanimously recommended by the Board's Governance and Nominating Committee, based upon his qualifications and business experience.

"John represents a wonderful addition to the City Holding Board of Directors," said Charles Hageboeck, President and Chief Executive Officer of City Holding. "His varied and highly successful business experience combined with his knowledge of our markets and his strong record of civic involvement, make him a highly qualified addition to our board."

Mr. Hageboeck continued, "In the last five years, City's Board of Directors has overseen one of the most dramatic turnarounds in banking history. Today, we believe that City is among the strongest banks in the industry. As existing members of our Board reach retirement age, it is incumbent upon our Company to seek individuals with strong business acumen, such as John Elliot, to continue to provide wise counsel and effective representation of our shareholders' interests."

Elliot holds a bachelor's degree in architecture from Kent State University and a bachelor's degree in health care administration from West Virginia Tech. He currently serves as the Regional Multi-facility Vice Chair and Secretary for the American Health Care Association and was the former President of the West Virginia Health Care Association. In addition, Elliot is a member of the Sunrise Museum Collectors Club, a past Chairman of the United Way Capital Campaign, a member of the United Way board of directors, Captain of the YMCA Spirit of the Valley and a member of the West Virginia Symphony board of directors.

The Board of Directors has recommended Mr. Elliot as a Class I director (whose terms expire at the annual meeting of the shareholders scheduled for 2009) for shareholder approval in the election of directors scheduled for April 25, 2007. City National Bank of West Virginia, a Company affiliate, also elected Elliot to its board of directors on Wednesday, increasing the number of bank directors from 16 to 17.

City Holding Company is a $2.5 billion bank holding Company headquartered in Charleston, WV, and is the parent company of City National Bank of West Virginia. City National operates 67 branches across West Virginia, Eastern Kentucky and Southern Ohio.